EXHIBIT 99.2

WORLDWIDE PETROLEUM CONSULTANTS ENGINEERING • GEOLOGY • GEOPHYSICS • PETROPHYSICS	CHAIRMAN & CEO C.H. (SCOTT) REES III PRESIDENT & COO DANNY D. SIMMONS EXECUTIVE VP G. LANCE BINDER	EXECUTIVE COMMITTEE P. SCOTT FROST • DALLAS J. CARTER HENSON, JR. • HOUSTON DAN PAUL SMITH • DALLAS JOSEPH J. SPELLMAN • DALLAS THOMAS J. TELLA II • DALLAS

January 21, 2010

Mr. William T. Van Kleef
Chairman
Noble Energy, Inc. Audit Committee
100 Glenborough Drive, Suite 100
Houston, Texas 77067

Dear Mr. Van Kleef:

In accordance with your request, we have audited the estimates prepared by Noble Energy, Inc. (Noble), as of December 31, 2009, of the proved reserves to the Noble interest in certain oil and gas properties located in the United States and throughout the world. It is our understanding that the proved reserves estimates shown herein constitute all of the proved reserves owned by Noble. Economic analysis was performed by Noble only to confirm commercial viability and determine economic limits for the properties, using the price and cost parameters discussed in subsequent paragraphs of this letter. We have examined the estimates with respect to reserves quantities, reserves categorization, and future producing rates, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves have been prepared in accordance with the definitions and guidelines of the SEC and conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. This report has been prepared for Noble's use in filing with the SEC.

The following table sets forth Noble's estimates of the net reserves, as of December 31, 2009, for the audited properties:

	Net Reserves
Category	Oil (Barrels)	Gas (MCF)
Proved Developed Producing	168,492,820	1,852,864,530
Proved Developed Non-Producing	25,647,045	281,985,582
Proved Undeveloped	142,076,333	768,802,489
Total Proved	336,216,198	2,903,652,601

The oil reserves shown include crude oil, condensate, and natural gas liquids (NGL). Oil volumes are expressed in barrels that are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of cubic feet (MCF) at standard temperature and pressure bases.

When compared on a field-by-field basis, some of the estimates of Noble are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc.  However, in our opinion the estimates of Noble's proved reserves shown herein are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. These principles are set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We are satisfied with the methods and procedures used by Noble in preparing the December 31, 2009, estimates of reserves, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Noble.

4500 Thanksgiving Tower •1601 Elm Street • Dallas, Texas 75201-4754 • Ph: 214-969-5401 • Fax: 214-969-5411	nsai@nsai-petro.com
1221 Lamar Street, Suite 1200 •Houston, Texas 77010-3072 • Ph: 713-654-4950 • Fax: 713-654-4951	netherlandsewell.com

The estimates shown herein are for proved reserves only. Noble’s estimates do not include probable or possible reserves that may exist for these properties. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves included herein have not been adjusted for risk.

Oil, NGL, and gas prices were used only to confirm commercial viability and determine economic limits for the properties. Prices used by Noble are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for the period January through December 2009. For oil and NGL volumes, the average West Texas Intermediate (Cushing) cash/spot price of $61.18 per barrel is adjusted by field for quality, transportation fees, and regional price differentials. For gas volumes, the average Henry Hub spot price of $3.87 per MMBTU is adjusted by field for energy content, transportation fees, and regional price differentials. All prices are held constant throughout the lives of the properties.

Operating costs and capital costs were used only to confirm commercial viability and determine economic limits for the properties. Lease and well operating costs used by Noble are based on historical operating expense records. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Headquarters general and administrative overhead expenses of Noble are included to the extent that they are covered under joint operating agreements for the operated properties. Lease and well operating costs are held constant throughout the lives of the properties. Noble's estimates of capital costs are included as required for workovers, new development wells, and production equipment. The future capital costs are held constant to the date of expenditure.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates. Also, estimates of reserves may increase or decrease as a result of future operations.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of major properties making up 86 percent of the company's total proved reserves. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Noble with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. We used standard engineering and geoscience methods, or a combination of methods, such as performance analysis, volumetric analysis, analogy, and reservoir modeling, that we considered to be appropriate and necessary to establish the conclusions set forth herein. Our audit did not include a review of Noble's overall reserves management processes and practices.

In evaluating the information at our disposal concerning this audit, we have excluded from our consideration all matters as to which the controlling interpretation may be political, socioeconomic, legal, or accounting, rather than engineering and geoscience. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Noble, are on file in our office. The technical persons responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-002699

By: /s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By: /s/ Richard B. Talley, Jr.	By: /s/ David E. Nice
Richard B. Talley, Jr. P.E. 102425	David E. Nice, P.G. 346
Vice President	Vice President

Date Signed: January 21, 2010	Date Signed: January 21, 2010

RBT:EBL

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